

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Ahmed Fattouh
Chairman and Chief Executive Officer
InterPrivate II Acquisition Corp.
1350 Avenue of the Americas
New York, New York 10019

> **Re: InterPrivate II Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed November 8, 2022**
> **File No. 333-266054**

Dear Ahmed Fattouh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-4 filed November 8, 2022

Cover Page

1. We note your disclosure on page 183 that "the Sponsor agreed to transfer 200,000 shares of Class A Stock to Braemar promptly following the Closing" and that this is conditioned on "Braemar making a new equity investment in Getaround of at least $2.0 million." Where you discuss that the sponsor will have 1,820,779 bonus shares promptly following closing, please revise to also indicate that the sponsor would actually have 1,620,779 of such shares assuming that 200,000 are promptly transferred to Braemar following the re-allocation, to provide shareholders with a complete picture of the ownership of the combined company post-closing. Please revise the post-closing ownership charts as applicable (e.g., page 16) to also disclose Braemar's ownership in the combined company

post-closing. Last, please summarize the stock transfer agreement in the prospectus summary and file the executed stock transfer agreement as an exhibit to the registration statement.

The Background of the Business Combination, page 164

2.   We note your response to comment 5 that "the Company believes the differences in the trading multiples of the comparable companies disclosed on page 192 of the Amended Registration Statement and the trading multiples of the comparable companies included in the Preliminary Comp Set were primarily as a result of the challenging nature of the then market conditions and the negative impact on market valuation, as discussed on page 171 of the Amended Registration Statement, and that the differences in the composition of the companies included in the set of comparable companies disclosed on page 192 of the Amended Registration Statement and those included in the Preliminary Comp Set did not materially contribute to the decline in trading multiples." Your response and disclosure continue to indicate that the revenue, gross profit multiples and growth-adjusted revenue multiple data used in the December 14, 2021 analysis were materially different from the data disclosed in the analysis on page 192. Please disclose the data underlying the December 14, 2021 analysis to provide shareholders with an analysis comparable to the analysis disclosed on page 192, as your disclosure indicates that the December analysis and related multiples was the data set utilized when agreeing to the deal valuation.

Getaround Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2021 and 2020
Operations and Support, page 323

3.   We note your response to comment 13. Please expand your results of operations discussion on changes in insurance and claims expense to explain "improving unit economics" and "optimization of supply structure" in plain English.

     You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laurie L. Green